787 Seventh Avenue

New York, NY 10019

Tel: 212 728 8000

Fax: 202 728 8111

March 28, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598;
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 460

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 460 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company:

iShares MSCI EM ESG ETF (the “Fund”)

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of the MSCI EM ESG Select Index (the “Underlying Index”), which has been developed by MSCI Inc. (the “Index Provider” or “MSCI”). The Underlying Index is an optimized index designed to reflect the equity performance of companies that have positive environmental, social and governance characteristics, which exhibit risk and return characteristics similar to the MSCI Market Cap Weighted Index (the MSCI EM Index). As of December 1, 2015, the Underlying Index consisted of the following 23 countries: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates. The Underlying Index may include large- or mid-capitalization companies. Components of the Underlying Index primarily include consumer discretionary, financials and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Company prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 443 filed pursuant to Rule 485(a) on August 7, 2015, relating to the iShares Currency Hedged MSCI EM Minimum Volatility ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Company, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on Post-Effective Amendment No. 443, filed with the SEC pursuant to Rule 485(a) on August 7, 2015. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Taxes on Distributions,” “Shareholder Information – Householding,” and “Distribution.”

In the Statement of Additional Information:

“General Description of the Company and the Fund,” “Exchange Listing and Trading,” “Portfolio Holdings Information,” “Continuous Offering,” “Management – Control Persons and Principal Holders of Securities,” “Management – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Brokerage Transactions,” “Creation and Redemption of Creation Units,” “Additional Information Concerning the Company,” and “Miscellaneous Information”

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Deepa Damre
Katherine Drury
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).